Exhibit 99.69

Mogo Announces Fourth Quarter & Full-Year 2017 Financial Results Highlighted by 96% Growth in Subscription and Fee Based Revenue

Subscription and fee based revenue now represents 31% of total revenue

Record annual gross profit margin of 67%, up from 62% last year

Company launches MogoProtect and prepares for launch of MogoCrypto

VANCOUVER, March 6, 2018 /CNW/ - Mogo Finance Technology Inc. (TSX:MOGO)(OTCQX: MOGOF), one of Canada's leading financial technology companies, today announced its financial and operational results for the fourth quarter and full year ended December 31, 2017.

"It was a strong fourth quarter for Mogo both operationally and financially, highlighted by an almost doubling of subscription and fee based revenue, which clearly underscores our continued success as a multi-product company built on a leading, mobile-first digital platform," said David Feller, Mogo's Founder and CEO. "We continued to execute on our mission of empowering consumers with simple solutions to improve their financial health with the introduction of three new products in 2017, including MogoProtect in the fourth quarter, and we are advancing our MogoCrypto product toward launch this quarter, which will represent our sixth product. We are also encouraged by the early results of our efforts to cross-sell and monetize new products through our fast-growing member base, including through our premium account features. Our model is simple, the more we help our members improve their financial health, the more we grow our revenue."

"In the fourth quarter, our subscription and fee based revenue increased 96% to $4.1 million as compared to the fourth quarter of 2016. This was the fourth sequential quarter of accelerating year-over-year revenue growth, beginning with 28% growth in the fourth quarter of 2016," said Greg Feller, President & CFO. "Subscription and fee based revenue now represents 31% of our current annualized revenue run rate of over $53 million, up from only 18% in the fourth quarter of 2016. This keeps us on track towards our target of 50% by year end. Importantly, an increasing portion of this is monthly recurring revenue. The impact of this higher margin, subscription and fee based revenue is also evident in our record gross margins which rose to 68% in the fourth quarter. Lastly, we finished the year with a strong cash and liquidity position with over $40 million of cash that positions us extremely well to execute on our growth strategy in 2018 and beyond."

Fourth-Quarter 2017 Financial Highlights

•	Subscription and fee based revenue rose 96% year-over-year driven by increased adoption of new products and services, and now represent 31% of the Company's total revenue. This was the fourth sequential quarter of accelerating year-over-year revenue growth.

•	Total revenue in Q4 2017 was $13.3 million, up by 13% over Q4 2016 driven primarily by the growth of subscription and fee based revenue and 25% increase in loan interest from MogoMoney.

•	Gross profit margin increased to a record 68% of revenue, compared with 66% in Q4 2016, and gross profit was $9.1 million, an increase of 17% compared the fourth quarter of 2016. The increases were driven by the contribution of higher-margin, fee-based products and strong credit performance.

•	Achieved positive adjusted EBITDA[1] of $1.0 million in Q4 2017, compared with $1.1 million in Q4 2016. This is the sixth consecutive quarter of positive adjusted EBITDA.

•	Adjusted net loss for Q4 2017 was $4.1 million, compared with $3.0 million in Q4 2016 and $4.1 million in Q3 2017.

•	Completed equity financing for gross proceeds of $26.25 million.

•	At December 31, 2017, Mogo had $40.6 million in cash and cash equivalents.

Fourth-Quarter and Full-Year Business Highlights

•	The Company added approximately 52,000 net new members in the fourth quarter and 196,000 for 2017, an increase of 56% over the prior year.

•	During the fourth quarter, launched MogoProtect, a new digital solution to help consumers protect themselves against identity fraud. This adds to the two new digital products introduced in 2017 – MogoMortgage and Mogo Platinum Prepaid Visa® Card.

•	Expanded into Manitoba, New Brunswick, Newfoundland, and Prince Edward Island.

•	Prepared for the upcoming launch of MogoCrypto – a new product that will enable MogoMembers to easily buy and sell bitcoin through their MogoAccount.

•	Ongoing enhancements to mobile-first digital account and user experience with continued focus on making it easier for consumers to manage their financial health.

•	Added former Head of PayPal Canada, Darrell MacMullin, as an Advisor to support the Company's product expansion efforts.

•	Formed a new subsidiary, Mogo Blockchain Technology Inc., which will serve as the main vehicle for Mogo's blockchain operations, including new product development and strategic partnerships. Subsequent to year end, the Company announced Mogo Blockchain's first strategic initiative of beginning bitcoin mining, through an agreement with DMG Blockchain Solutions, a Vancouver-based company focused on bitcoin mining hosting (mining as a service (MaaS)).

•	Subsequent to year end, Ethereum Co-Founder Anthony Di Iorio joined Mogo as a Special Advisor.

Full-Year 2017 Financial Highlights

•	Total revenue for 2017 was $48.7 million, a 2% decline compared to 2016. A 56% year-over-year increase in subscription and fee based revenue was offset by the continued decrease in fees from short-term loan products.

•	Subscription and fee based revenue represented 27% of revenue compared with 17% in 2016.

•	Despite the total revenue decline, gross profit dollars increased by 7% driven by higher gross margin of 67% compared with 62% in 2016.

•	Adjusted EBITDA[1] increased by 2,483%, from $0.1 million in 2016 to $2.5 million in 2017.

Outlook

Mogo expects accelerating revenue growth in 2018 based mainly on the ramp up of its existing subscription and fee based products and the launch of new fee-based products. The Company expects continued growth in subscription and fee based revenue and for this segment to represent an increasing percentage of total revenue, approaching 50% by the end of 2018. In addition, the Company expects continued strong member growth and is targeting 800,000 – 1,000,000 members by the end of 2018.

Conference Call & Webcast

Mogo will host a conference call to discuss its Q4 2017 financial results at 5:00 p.m. EST on March 6, 2018. The call will be hosted by David Feller, Founder & CEO, and Greg Feller, President & CFO. To participate in the call, dial 647-427-7450 or 1-888-231-8191 using the conference ID 8378836. The webcast can be accessed at http://bit.ly/2HBNEsQ or http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected. A copy of the presentation will be available at http://investors.mogo.ca.

1)    Non-IFRS Financial Measures

This press release makes reference to certain non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company's results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS financial measures, including contribution, contribution margin, adjusted EBITDA, adjusted net income (loss), cash provided by (used in) operating activities before investment in loans receivable, charge-off rate, average revenue per member, and gross loans receivable (short-term and long-term), to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements regarding Mogo's revenue, revenue growth, member growth, the future growth of Mogo's business, its intention to expand into other products and markets, and Mogo's financial expectations and outlook for 2018. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its financial performance for 2018 are subject to a number of conditions, many of which are outside of Mogo's control. For a description of the risks associated with Mogo's business please refer to the "Risk Factors" section of Mogo's annual information form dated March 6, 2018 which is available at www.sedar.com. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Mogo

Mogo — a Vancouver-based financial technology company — is focused on building the leading digital financial platform in Canada and empowering consumers with simple solutions to help them improve their financial health. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to 5 products including free credit score monitoring, identity fraud protection, the Mogo Platinum Prepaid Visa® Card, mortgages and personal loans. The platform is engineered to deliver multiple financial products at scale through one account and enable the rapid launch of new features and products, including the Company's recently announced MogoCrypto account which is expected to launch in 2018. With more than 500,000 members and growing, Mogo continues to execute on its vision of becoming the leading financial brand and platform for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

SOURCE Mogo Finance Technology Inc

View original content: http://www.newswire.ca/en/releases/archive/March2018/06/c4669.html

%SEDAR: 00037190E

For further information: Craig Armitage, Investor Relations, craiga@mogo.ca, (416) 347-8954

CO: Mogo Finance Technology Inc

CNW 16:00e 06-MAR-18